Exhibit 99.1

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Jeffrey A Schreiner
jschreiner@ezchip.com
Tel: (US) 1 408 520 3676

FOR IMMEDIATE RELEASE

EZchip Announces Filing of 2014 Annual Report

    Yokneam, Israel, March 31, 2015 – EZchip Semiconductor Ltd. (EZCH), a leader in high-performance data-path processing solutions, today announced it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2014 with the U.S. Securities and Exchange Commission. The annual report is available on the EZchip website (www.ezchip.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About EZchip

EZchip is a fabless semiconductor company that provides high-performance data-path processing solutions for a wide range of applications for carrier, cloud and data center networks. EZchip’s broad portfolio of solutions includes network processors, multicore processors, intelligent network adapters and high-performance appliances with a comprehensive software ecosystem, which scale to terabit performance levels. EZchip's processing solutions excel at providing high performance and exceptional flexibility coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the integration of Tilera’s business and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.